STATEMENT OF INVESTMENTS

Dreyfus Basic U.S. Government Money Market Fund

November 30, 2007 (Unaudited)

U.S. Government Agencies--93.2%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank:			
4/11/08	4.49	50,000,000 a	49,994,742
9/15/09	4.55	50,000,000 a	49,995,694
Federal Home Loan Bank System:			
12/3/07	3.80	150,000,000	149,968,333
2/15/08	4.91	37,500,000	37,120,000
4/7/08	4.60	30,000,000	29,520,000
Federal Home Loan Mortgage Corp.:			
12/3/07	5.18	15,667,000	15,662,561
2/4/08	5.18	25,000,000	24,774,983
7/1/08	4.31	29,637,000	28,902,274
Total U.S. Government Agencies			
(cost $385,938,587)			**385,938,587**

Repurchase Agreements--7.0%			
Barclays Financial LLC			
dated 11/30/07, due 12/3/07 in the amount of			
$29,007,250 (fully collateralized by $30,663,654 U.S.			
Treasury Strips, due 2/15/09, value $29,580,000)			
(cost $29,000,000)	3.00	29,000,000	**29,000,000**
Total Investments (cost $414,938,587)		100.2%	414,938,587
Liabilities, Less Cash and Receivables		(.2%)	(943,856)
Net Assets		100.0%	413,994,731

a   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.